FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of May 2007	Commission file number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210
(Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             (Check One) Form 20-F  x  Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             (Check One) Yes    No  x

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

FOR IMMEDIATE RELEASE

COCA-COLA FEMSA AND THE COCA-COLA COMPANY ANNOUNCEMENT

Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA”) and The Coca-Cola Company (NYSE: KO) have been unofficially informed by the Comisión Federal de Competencia in Mexico (CFC), the Mexican Antitrust Commission, of its decision to object to the acquisition of Jugos del Valle, S.A.B. de C.V. (Jugos del Valle).

Once we receive the official notification, we will review CFC’s resolution and jointly with Jugos del Valle decide our course of action, including the possibility of contesting such resolution.

For Further Information:

Coca-Cola FEMSA	The Coca-Cola Company
Alfredo Fernández	Atlanta
alfredo.fernandez@kof.com.mx	Dana Bolden
(5255) 5081-5120 / 5121	+1 (404) 676-2683

Julieta Naranjo	Mexico
julieta.naranjo@kof.com.mx	Adriana Valladares
(5255) 5081-5148	(5255) 5262-2605

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul and part of the state of Goias) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 31 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

The Coca-Cola Company is the world's largest beverage company. Along with Coca-Cola, recognized as the world's most valuable brand, the Company markets four of the world's top five soft drink brands, including Diet Coke, Fanta and Sprite, and a wide range of other beverages, including diet and light soft drinks, waters, juices and juice drinks, teas, coffees, energy and sports drinks. Through the world's largest beverage distribution system, consumers in more than 200 countries enjoy the Company's beverages at a rate exceeding 1.3 billion servings each day. For more information about The Coca-Cola Company, please visit our website at www.thecoca-colacompany.com.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
(Registrant)

Date: May 25, 2007	By: /s/ HÉCTOR TREVIÑO GUTIÉRREZ
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer